MASLON EDELMAN BORMAN & BRAND, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                          Minneapolis, Minnesota 55402


                                                      CHRISTOPHER J. MELSHA
October 12, 2004                                      Direct Phone: 612-672-8343
                                                      Direct Fax: 612-642-8343
                                                      Chris.Melsha@maslon.com

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-0405

         RE:      HANA BIOSCIENCES, INC. (THE "COMPANY")
                  REGISTRATION STATEMENT ON FORM SB-2, FILED AUGUST 20, 2004 FILE NO. 333-118426

Dear Mr. Riedler:

            As counsel for the Company and on its behalf, this letter will respond to your comment letter dated September 20, 2004 with respect to the above-referenced matter (the "Comment Letter"). The following responses are numbered to correspond to the Comment Letter. Enclosed herewith for filing via Edgar is the Company's Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the "Registration Statement"), plus six hard copies of the Registration Statement, three of which copies have been marked to indicate the revisions from the Company's amended filing made August 20, 2004.

FORM SB-2

General

1. PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS THEY ARE EXAMPLES AND NOT COMPLETE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, PLEASE MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

RESPONSE: The Company has attempted to make conforming changes throughout the document.

Jeffrey P. Riedler
October 12, 2004
Page 2

2. PLEASE PROVIDE NOTICE OF YOUR INTENDED CHANGE IN FISCAL YEAR BY FILING FORM 8-K (ITEM 5.03) AND PROVIDE ANY TRANSITIONAL REPORTS THAT ARE REQUIRED.

RESPONSE:  The Company intends to file the Form 8-K separately.

Summary, pages 3-4

3. WE NOTE THAT CURRENTLY YOU APPEAR TO HIGHLIGHT CERTAIN POSITIVE ASPECTS OF YOUR COMPANY AND ITS STRATEGY. THE SUMMARY SECTION SHOULD PROVIDE A BRIEF, BUT BALANCED DESCRIPTION OF THE KEY ASPECTS OF THE COMPANY AS OF THE LATEST PRACTICABLE DATE. PLEASE REVISE YOUR SUMMARY TO BALANCE THE DISCUSSION WITH AN EQUALLY PROMINENT DISCUSSION OF THE RISKS AND OBSTACLES IN IMPLEMENTING YOUR STRATEGY. THIS ALSO MEANS THAT YOU CANNOT SATISFY THE COMMENT BY MERELY PROVIDING A CROSS-REFERENCE TO THE RISK FACTORS SECTION. FOR EXAMPLE, YOU SHOULD BRIEFLY DISCUSS THAT YOU HAVE NO PRODUCT REVENUES, HAVE A HISTORY OF LOSSES AND WILL NEED TO RAISE ADDITIONAL CAPITAL TO OPERATE YOUR BUSINESS.

RESPONSE: The Company has revised the summary section accordingly. In particular, the discussion in the summary now indicates that the Company has no approved products for sale, has not realized any commercial revenues to date and will need additional financing in order to complete development of its products. In addition, under the heading "Risk Factor" in the summary, the Company has expanded the summary discussion of the various risks involved in developing its business plan. See pages 3-4.

4. WE REFER TO YOUR STATEMENT THAT "PRECLINICAL STUDIES WITH IPDR IN SEVERAL ANIMAL MODELS HAS DEMONSTRATED THAT IPDR AND RADIATION THERAPY IS SUPERIOR IN TERMS OF SAFETY AND EFFICACY WHEN COMPARED TO RADIATION THERAPY AND IUDR." WE BELIEVE DISCUSSIONS REGARDING THE RESULTS OF PRECLINICAL AND CLINICAL TRIALS ARE BETTER PLACED IN THE BUSINESS SECTION WHERE INVESTORS HAVE MORE COMPLETE DISCLOSURE ABOUT THE TRIALS AND THE FDA PROCESS. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

RESPONSE: This statement has been removed from the summary section in accordance with your comment.

Jeffrey P. Riedler
October 12, 2004
Page 3

Recent Developments

5. WE NOTE THAT YOU ARE REGISTERING FOR RESALE OUTSTANDING COMMON STOCK AND COMMON STOCK TO BE ISSUED ON THE CONVERSION OF SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE PREFERRED STOCK. DID THE MERGER BETWEEN EMAIL REAL ESTATE.COM AND HANA BIOSCIENCES CONSTITUTE A TRIGGERING EVENT, WHICH WILL RESULT IN THE AUTOMATIC CONVERSION OF BOTH THE SERIES A AND SERIES B PREFERRED STOCK? IF IT IS NOT A TRIGGERING EVENT, PROVIDE US WITH AN ANALYSIS SUPPORTING YOUR DETERMINATION THAT IS NOT PREMATURE TO REGISTER THE RESALE OF THE UNDERLYING SHARES OF EACH SERIES OF PREFERRED STOCK AT THIS TIME.

RESPONSE: The merger between Email Real Estate.com and Hana Biosciences did not constitute a triggering event resulting in the automatic conversion of the Series A and Series B Preferred Stock. Rather, the Series A and Series B stock represented the merger consideration in that transaction. The Series A and Series B stock was not convertible, however, until the Company increased its authorized capital so that there was sufficient common stock to issue upon conversion of all of the preferred stock. On September 29, 2004, the Company's stockholders approved a proposal to reincorporate the Company under Delaware law by merging the Company into Hana Biosciences (then the Company's wholly-owned subsidiary). The reincorporation was completed and became effective as of the close of business on September 30, 2004. In connection with the reincorporation merger, the Company's common stock was combined on a 1-for-12 basis. In addition, in accordance with the terms of the Series B Preferred Stock, the reincorporation merger resulted in the automatic conversion of the Series B stock (each Series B share converted into 1.410068 common shares). The Series A stock is now also convertible at any time at the election of the holders or upon effectiveness of the registration statement. Accordingly, following the reincorporation and accompanying recapitalization, the Company does not believe it is premature to register the resale of the shares issued or issuable upon conversion of the preferred stock.

Risk Factors, pages 5-15

6. PLEASE CONSIDER GROUPING YOUR RELATED RISK FACTORS TOGETHER UNDER THREE CLASSIFIED HEADINGS INSTEAD OF TWO BY SEPARATING RISKS RELATED TO YOUR INDUSTRY UNDER A SEPARATE HEADING.

RESPONSE: The Company has considered your suggestion, but has determined that there are not a sufficient number of risk factors relating solely to the Company's industry to merit separating. We would welcome any suggestions you might have with regard to the particular risk factors to be separated if you feel doing so would enhance the clarity of the document.

Jeffrey P. Riedler
October 12, 2004
Page 4

7. PLEASE REVISE EACH SUBHEADING TO ENSURE IT REFLECTS THE RISK THAT YOU DISCUSS IN THE TEXT. MANY OF YOUR SUBHEADINGS CURRENTLY EITHER MERELY STATE A FACT ABOUT YOUR BUSINESS, SUCH AS "TRADING OF OUR COMMON STOCK IS LIMITED" OR DESCRIBE AN EVENT THAT MAY OCCUR IN THE FUTURE, SUCH AS "WE DO NOT EXPECT TO PAY DIVIDENDS." SUCCINCTLY STATE IN YOUR SUBHEADINGS THE RISKS THAT RESULT FROM THE FACTS OR UNCERTAINTIES.

RESPONSE:  The Company has revised the subheadings accordingly.

"Trading of our common stock is limited," Page 5

8. PLEASE REVISE TO DISCLOSE YOUR CURRENT TRADING VOLUME.

RESPONSE:  This risk factor has been revised accordingly.

"Because it is a `penny stock,' it will be more difficult for you to sell share of our common stock." Page 5

9. PLEASE EXPAND TO DISCUSS THE MONTHLY STATEMENTS THAT BROKERS MUST PROVIDE TO INVESTORS OF PENNY STOCKS.

RESPONSE: The risk factor now includes a discussion of the monthly statements required under Rule 15g-6.

10. PLEASE EXPAND TO DISCUSS THE SPECIFIC LEGAL REMEDIES AVAILABLE TO INVESTORS OF PENNY STOCKS.

RESPONSE: The risk factor has also been expanded to indicate that investors purchasing penny stocks sold in violation of the penny stock rules are entitled to rescind such transactions.

11. IN AN APPROPRIATE SECTION OF YOUR DOCUMENT, PLEASE DESCRIBE RULES 3A51-1, 15G-1, 15G-2, 15G-3, 15G-4, 15G-6, 15G-7 AND 15G-9 OF THE EXCHANGE ACT AND THEIR EFFECTS ON YOUR STOCKHOLDERS.

RESPONSE: The Company has added a new discussion under the heading "Penny Stock Regulations" on page 46 in the section entitled "Market for Common Equity and Related Stockholder Matters."

Jeffrey P. Riedler
October 12, 2004
Page 5

"A significant number of share of our common stock are or will become available for sale and their sale could depress the price of our common stock." Page 5

12. PLEASE REVISE TO DISCLOSE THE NUMBER OF SHARES OF YOUR COMMON STOCK THAT CURRENTLY ARE AVAILABLE FOR SALE AND THAT WILL BECOME AVAILABLE FOR SALE UPON THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT.

RESPONSE:  The Company has revised this risk factor accordingly (see page 6).

13. PLEASE ALSO REVISE TO DISCLOSE THE NUMBER OF ANY ADDITIONAL SHARES YOU CURRENTLY EXPECT TO ISSUE AND GENERALLY WHEN THOSE SHARES WILL BE AVAILABLE FOR SALE. FOR EXAMPLE, PLEASE DESCRIBE ANY SHARES YOU EXPECT TO ISSUE PURSUANT TO OPTION GRANTS AND WHEN THE TERMS OF THOSE GRANTS WILL PERMIT THOSE SHARES TO BE SALABLE.

RESPONSE: Although the Company does not have any current plans to issue additional shares in connection with financing transactions, the risk factor has been expanded to discuss such possibility. The risk factor has also been expanded to disclose the number of currently outstanding employee stock options that will vest over the next 12 months and which may be issued upon exercise by the Company's employees. See page 6.

"Our stock price is, and we expect it to remain volatile, which could limit investors' ability to sell stock at a profit." Pages 5-6

14. TO ILLUSTRATE THE FLUCTUATIONS OF YOUR STOCK PRICE, PLEASE PROVIDE A RANGE FOR YOUR COMMON STOCK PRICE SINCE THE ANNOUNCEMENT OF YOUR REVERSE ACQUISITION BY HANA BIOSCIENCES. PLEASE NOTE, IT IS NOT NECESSARY TO REPEAT THE MARKET PRICE TABLE PROVIDED LATER IN THE PROSPECTUS. DISCLOSURE OF THE HIGH AND LOW PRICE DURING THIS TIME PERIOD IS SUFFICIENT.

RESPONSE: The Company has revised this risk factor to include the range of high and low stock prices since the July 21, 2004 merger, as adjusted to reflect the 1-for-12 combination effected in connection with the recent reincorporation. See page 7.

"Because we became public by means of a reverse merger, we may not be able to attract the attention of major brokerage firms." Page 7

15. PLEASE REVISE TO DESCRIBE THE "ADDITIONAL RISKS" TO WHICH YOU REFER.

RESPONSE: The Company has re-evaluated this risk factor in its entirety and has determined to remove it altogether from the prospectus as it does not feel it represents a significant risk.

"We currently have no product revenues and will need to raise additional capital to operate our business." Page 7

Jeffrey P. Riedler
October 12, 2004
Page 6

16. PLEASE REVISE YOUR DISCLOSURE IN THIS RISK FACTOR TO BRIEFLY DESCRIBE YOUR "OPERATIONS" FOR WHICH YOU HAVE SUFFICIENT CASH TO FUND. THIS ADDITIONAL DISCLOSURE WILL HELP INVESTORS BETTER UNDERSTAND THE IMPACT OF A CHANGE IN YOUR CAPITAL RESOURCES OR EXPENDITURES.

17. PLEASE REVISE TO DISCLOSE YOUR EXPECTED EXPENDITURES OVER THE NEXT 18 MONTHS AS YOU HAVE DISCLOSED ON PAGE 20.

RESPONSES TO COMMENTS 16 & 17: This risk factor has been revised to disclose that the Company's current cash on hand is sufficient to fund our development efforts relating to our current product candidates, as well as general and administrative expenses, through 2005. The risk factor also specifically describes the amounts of the Company's expenditures over the next 18 months. See page 8.

"We are not currently profitable and may never become profitable." Pages 7-8

18. PLEASE DISCLOSE YOUR NET LOSSES FOR THE LAST TWO FISCAL YEARS.

RESPONSE: The risk factor has been revised accordingly. See page 8.

19. PLEASE INCORPORATE INTO THIS DISCUSSION THE RATE AT WHICH YOU ARE CURRENTLY BURNING CASH ON A MONTHLY BASIS. IN THAT REGARD WE NOTE A STATEMENT RECENTLY MADE BY YOUR CEO PUBLISHED IN AN ARTICLE DATED JULY 26, 2004 BIOWORLD TODAY, "HANA IS BURNING ABOUT $200,000 A MONTH, AHN SAID."

RESPONSE: The risk factor has also been revised to include disclosure of the Company's current burn rate, which is approximately $300,000. See page 8.

"We have a limited operating history upon which to base an investment decision." Page 8

20. PLEASE REVISE TO DISCLOSE THAT YOU JUST RECENTLY ACQUIRED THE RIGHTS TO ONE OF YOUR TWO PRODUCT CANDIDATES, IPDR, IN FEBRUARY 2004.

RESPONSE:  The risk factor has been revised accordingly.  See page 9.

"We may not obtain the necessary U.S. or worldwide regulatory approvals to commercialize our product candidates." Page 8-9

21. TO THE EXTENT KNOWN OR EASILY OBTAINABLE, PLEASE DISCLOSE THE HISTORICAL RATE OF SUCCESS FOR DRUG CANDIDATES. WE NOTE THAT VARIOUS INDUSTRY SOURCES CITE STATISTICS OF THE PERCENTAGE OF NDAS THAT ARE ACCEPTED FOR FILING OR PRODUCT CANDIDATES THAT ENTER CLINICAL TRIALS THAT ARE ULTIMATELY GRANTED FDA APPROVAL.

RESPONSE: The risk factor has been revised to disclose that approximately 11 percent of all drug candidates that undergo human trials are eventually approved for sale. See page 9.

"Our product candidates are in early stages of clinical trials." Page 9

22. WE NOTE YOUR STATEMENT THAT "THE IND FOR IPDR IS STILL UNDER DEVELOPMENT AND WE DO NOT EXPECT TO COMMENCE A PHASE I TRIAL UNTIL AT LEAST LATE 2004." IN YOUR SUMMARY, HOWEVER, YOU STATE THAT FOR IPDR YOU "FILED AN IND WITH THE FDA IN AUGUST 2004 AND HOPE TO BEGIN PHASE I TRIAL BY EARLY 2005." IS YOUR IND FOR IPDR STILL UNDER DEVELOPMENT OR HAVE YOU COMPLETED THE IND? IN ADDITION, YOUR STATEMENTS REGARDING THE TIMING OF PHASE I TRIAL MAY BE CONFUSING, AS ONE STATEMENT IMPLIES LATE 2004 AND THE OTHER STATES 2005. PLEASE REVISE HERE, IN THE SUMMARY AND ELSEWHERE IN THE PROSPECTUS TO CLARIFY.

RESPONSE: The Company acknowledges that the disclosures in the Registration Statement of the IND for IPdR are less than clear and has revised the document accordingly. An IND for IPdR was filed by the investigator in August 2004 and that application is still pending. The Company intends to file its own IND in early 2005. The Registration Statement has been revised accordingly.

23. ADDITIONALLY, THIS RISK FACTOR STATES A FACT WITHOUT DESCRIBING THE RISK OR POTENTIAL CONSEQUENCES. PLEASE REVISE TO DISCUSS THAT OBTAINING FDA APPROVAL IS A LENGTHY AND EXPENSIVE PROCESS AND THAT YOU WILL NOT BE IN A POSITION TO GENERATE PRODUCT REVENUE FOR YEARS, IF AT ALL. ADDITIONALLY, DISCUSS THE FACT THAT OFTEN, CLINICAL TRIALS ARE DISCONTINUED IN LATER STAGES OF DEVELOPMENT.

RESPONSE: The risk factor has been revised accordingly.  See page 10.

Jeffrey P. Riedler
October 12, 2004
Page 7

Physicians and patients may not accept and use our drugs." Page 10

24. WE NOTE THAT YOU HAVE NOT LISTED PRICE AS A FACTOR THAT MIGHT IMPACT ACCEPTANCE OF YOUR PRODUCT. EVEN THOUGH YOU DISCUSS PRICE IN MORE DETAIL IN THE RISK FACTOR ON PAGE 14, PLEASE DISCLOSE THIS AS A POTENTIAL FACTOR.

RESPONSE: This risk factor now includes price as a potential factor that might prevent or limit acceptance of our product candidates. See page 11.

"Our drug-development program depends on third-party researchers who are outside our control." Page 10

25. WE NOTE YOUR STATEMENT THAT YOU DEPEND ON COLLABORATORS. ARE THE COLLABORATORS THE SAME AS THE LICENSORS DESCRIBED IN THE "BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS?" IF YOU ARE REFERRING TO SOMETHING OTHER THAN THE AGREEMENTS THAT HAVE ALREADY BEEN DESCRIBED, THEN REVISE THE RISK FACTOR DISCUSSION TO CLARIFY, REVISE "BUSINESS" TO PROVIDE A DESCRIPTION OF THE MATERIAL TERMS OF THESE AGREEMENTS AND FILE THEM AS EXHIBITS. ALTERNATIVELY, IF YOU CURRENTLY DO NOT HAVE ANY COLLABORATION AGREEMENTS AND ARE DEPENDENT ON ENTERING INTO COLLABORATION AGREEMENTS, PLEASE REVISE TO DISCLOSE THAT YOU ARE DEPENDENT ON ENTERING INTO SUCH AGREEMENTS BUT AS YET HAVE NOT SUCCESSFULLY ENTERED INTO ANY.

RESPONSE: All of the Company's collaborators are the licensors from which it licenses the rights to both of its product candidates. The Company's relationship with such collaborators is governed by the terms of the license agreements

26. TO THE EXTENT THAT YOU ARE SUBSTANTIALLY DEPENDENT ON ANY THIRD PARTY RESEARCHERS, PLEASE DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENTS WITH THEM IN YOUR BUSINESS SECTION AND FILE YOUR CONTRACTS WITH THEM AS EXHIBITS TO THE REGISTRATION STATEMENT. IF YOU ARE NOT SUBSTANTIALLY DEPENDENT ON ANY OF THESE PARTIES, DISCLOSE THE APPROXIMATE NUMBER OF PARTIES PERFORMING THESE SERVICES AND NAME ANY KEY PARTIES.

RESPONSE: The third parties on which the Company is currently most dependent include the institutions conducting the clinical trials of PT-523. The Company does not have written agreements with these institutions, other than its license agreement with Dana-Farber, one of the institutions conducting the trial.

Jeffrey P. Riedler
October 12, 2004
Page 8

"If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer." Page 12

27. PLEASE REVISE TO IDENTIFY THE KEY COMPETITORS YOU EXPECT TO COMPETE WITH FOR MARKET SHARE AND WHETHER THEY HAVE PRODUCTS OR PRODUCT CANDIDATES THAT ARE FURTHER ADVANCED THAT YOURS.

RESPONSE: The risk factor has been expanded to disclose the key competitors with which we expect to compete in connection with our two product candidates. See page 13.

"If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish." Page 12-13

"If we infringe the rights of third parties we could be prevented form selling products, forced to pay damages, and defend against litigation." Page 13

28. PLEASE UPDATE TO DISCLOSE WHETHER THERE HAVE BEEN THREATS OF LITIGATION OR NEGOTIATIONS REGARDING PATENT ISSUES OR OTHER INTELLECTUAL PROPERTY, COURT CHALLENGES, LEGAL ACTIONS, ETC.

RESPONSE: The risk factor "If we infringe the rights of third parties...." has been revised to include a statement that we have not received any threats or other notices that we are infringing on a third party's rights. See page 14. The risk factor "If we fail to adequately protect...." has been revised to disclose that the Company is unaware of any third party infringing on its intellectual property rights. See page 13.

"Our ability to generate product revenue will be diminished if our drugs sell for inadequate process or patients are unable to obtain adequate levels of reimbursement." Page 14

29. PLEASE DISCUSS THE IMPACT, IF ANY, OF THE RECENT MEDICARE LEGISLATION.

RESPONSE: The risk factor has been expanded to include the potential affect of the recently-proposed legislation. See page 15.

"We may not successfully manage our growth." Page 14

30. PLEASE REVISE TO PROVIDE MORE DETAIL ON YOUR ANTICIPATED EXPANSION. FOR EXAMPLE, PLEASE STATE HOW YOU EXPECT TO EXPAND YOUR FACILITIES, DO YOU EXPECT TO LEASE ADDITIONAL SPACE, PURCHASE NEW FACILITIES OR BUILD NEW FACILITIES. HOW MANY AND WHAT TYPE OF ADDITIONAL PERSONNEL DO YOU EXPECT TO HIRE? IN ADDITION, TO THE EXTENT PRACTICABLE, PLEASE QUANTIFY ANY EXPECTED EXPENDITURES. IN THAT REGARD, WE NOTE YOUR DISCLOSURE ON PAGE 20 REGARDING YOUR EXPECTED EXPENDITURES OVER THE NEXT 18 MONTHS. PLEASE ALSO REVISE YOUR DISCLOSURE ON PAGE 21 ACCORDINGLY.

Jeffrey P. Riedler
October 12, 2004
Page 9

RESPONSE: The Company has revised the risk factor to address the additional disclosures suggested. In particular, the risk factor now includes an estimate of the additional expense that will be required to support the hiring of additional personnel. Further, the risk factor has been expanded to address concerns that may arise in the event the Company's development pipeline expands to include additional product candidates.

31. ADDITIONALLY, DESCRIBE THE POTENTIAL EFFECTS IF YOU ARE UNABLE TO MANAGE YOUR GROWTH RATHER THAN JUST STATING YOUR BUSINESS WOULD BE HARMED.

RESPONSE: The risk factor has been expanded to more specifically describe the effects from a failure to properly manage the Company's growth.

"We may be exposed to liability claims associated with the use of hazardous materials and chemicals."
Page 14

32. PLEASE DISCLOSE WHETHER YOU MAINTAIN INSURANCE FOR THE USE OF HAZARDOUS MATERIALS AND CHEMICALS AND, IF SO, THE LEVEL OF COVERAGE. PLEASE ALSO DISCLOSE THE COST TO YOU OF SUCH COVERAGE, IF MATERIAL.

33. PLEASE DISCUSS IF YOU HAVE BEEN THE SUBJECT OF ANY INVESTIGATIONS IN THE
PAST.

RESPONSE TO COMMENTS 32 AND 33: The Company has deleted this risk factor from the Registration Statement since it does not use hazardous materials and chemicals.

"We rely on key executive officers and scientific and medical advisors, and their knowledge of our business and technical expertise would be difficult to replace." Page 14

34. PLEASE NAME YOUR KEY PERSONNEL AND THEIR POSITIONS WITH THE COMPANY.

RESPONSE: This risk factor has been revised to identify Mark Ahn and Fred Vitale, the Company's president & CEO and vice president-business development, respectively, as the key officers that would be difficult for it to replace. See page 16.

35. TO THE EXTENT THAT YOU HAVE EXPERIENCED PROBLEMS ATTRACTING AND RETAINING KEY PERSONNEL IN THE RECENT PAST, PLEASE REVISE TO DESCRIBE THESE PROBLEMS. ADDITIONALLY, IF ANY KEY EMPLOYEE HAS PLANS TO RETIRE OR LEAVE YOUR COMPANY IN THE NEAR FUTURE, PLEASE REVISE THE DISCUSSION TO DISCLOSE THIS INFORMATION.

RESPONSE: In the past, the Company has not had significant difficulty in attracting and retaining personnel. The risk factor has been revised to state that, to the Company's knowledge, no key employee has plans to leave the Company in the near future.

Jeffrey P. Riedler
October 12, 2004
Page 10

36. PLEASE STATE WHETHER YOU MAINTAIN EMPLOYMENT CONTRACTS WITH KEY PERSONNEL AND DISCLOSE THE TERM AND TERMINATION PROVISIONS OF THE SAME IF APPLICABLE.

RESPONSE: The risk factor has been expanded to include a discussion of the employment agreements the Company has with Dr. Ahn and Mr. Vitale, including the term thereof.

"If we are unable to hire additional personnel, our ability to grow our business maybe harmed." Page 15

37. PLEASE REVISE TO DISCLOSE THE NUMBER AND TYPE (I.E. SCIENTIFIC, ADMINISTRATIVE, SALES AND MARKETING) OF PERSONNEL YOU EXPECT TO HIRE AND TO THE EXTENT PRACTICABLE, PLEASE QUALIFY ANY EXPECTED EXPENDITURE IN HIRING SUCH PERSONNEL.

RESPONSE: This risk factor has been revised accordingly.  See page 16.

"We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits." Page 15

38. WE NOTE YOUR STATEMENTS THAT YOU DO NOT HAVE CLINICAL TRIAL INSURANCE OR PRODUCT LIABILITY INSURANCE BUT YOU INTEND TO OBTAIN IT PRIOR TO COMMENCEMENT OF CLINICAL TRIALS. AS YOU HAVE COMMENCED CLINICAL TRIALS FOR PT-523, PLEASE REVISE TO UPDATE THIS DISCLOSURE. IF YOU ARE CONDUCTING CLINICAL TRIALS WITHOUT INSURANCE, PLEASE SPECIFICALLY DISCLOSE THIS INFORMATION. IF YOU HAVE OBTAINED CLINICAL TRIAL INSURANCE, PLEASE REVISE TO DISCLOSE THE POLICY LIMITATIONS. IF YOU EXPECT THIS EXPENSE TO HAVE A MATERIAL EFFECT ON YOUR RESULTS OF OPERATIONS, THEN PLEASE QUANTIFY THE COSTS.

RESPONSE: The Company has revised this risk factor to accurately state that it does maintain clinical trial insurance with respect to PT-523 in the amount of $5 million. See page 16. The Company does not expect the cost of this insurance to have a material effect on its results of operations.

Management's Discussion and Analysis of Financial Condition and results of Operations, pages 16-23

39. WE NOTE THAT YOUR PLAN OF OPERATION FOR THE NEXT TWELVE MONTHS APPEARS TO BE LIMITED IN SCOPE AND DOES NOT ADDRESS ALL OF THE KEY VARIABLES AND OTHER QUALITATIVE AND QUALITATIVE FACTORS NECESSARY FOR A PROPER UNDERSTANDING AND EVALUATION OF THE COMPANY. PLEASE EXPAND YOUR DISCUSSION TO COVER THE PLANNED EXPENDITURES AND EXPECTED DRUG DEVELOPMENT AS PRESENTED IN THE DEVELOPMENT PLANS ON PAGES 31 AND 37 OF THE FILING. INCLUDE A DISCUSSION OF EMPLOYEES TO BE HIRED AND OTHER EXPANSION OF THE COMPANY'S INFRASTRUCTURE.

RESPONSE: The plan of operation discussion has been expanded to include a discussion of the amounts of expected expenditures, the number of additional employees the Company expects to hire and the expected development of the Company's product candidates. See pages 22-23.

Jeffrey P. Riedler
October 12, 2004
Page 11

40. PLEASE REVISE YOUR MD&A SO THAT THERE IS MORE FOCUS ON ANALYSIS AS REQUIRED BY OUR RECENT MD&A RELEASE NO. 33-8350; 34-48960; FR-72 (DECEMBER 19, 2003). IN THAT RELEASE, WE EXPLAINED THAT "MD&A REQUIRES ... AN `ANALYSIS' OF KNOWN MATERIAL TRENDS, EVENTS, DEMANDS, COMMITMENTS AND UNCERTAINTIES. MD&A SHOULD NOT BE MERELY A RESTATEMENT OF FINANCIAL STATEMENT INFORMATION IN A NARRATIVE
FORM....A THOROUGH ANALYSIS OFTEN WILL INVOLVE DISCUSSING BOTH THE INTERMEDIATE
EFFECTS OF THOSE MATTERS AND THE REASONS UNDERLYING THOSE INTERMEDIATE EFFECTS." FOR EXAMPLE:

      o WHY HAVE YOUR PAYROLL EXPENSES INCREASE? IF YOU HAVE INCREASED THE NUMBER OF EMPLOYEES, REVISE TO DISCLOSE THE NUMBER OF NEW EMPLOYEES;

      o WE NOTE RENT AND UTILITIES EXPENSES HAVE INCREASES SIGNIFICANTLY FOR THE SIX MONTHS ENDED JUNE 30, 2004, DO YOU HAVE A NEW FACILITY?

      o PROVIDE A DESCRIPTION OF THE PROFESSIONAL FEES AND TRAVEL EXPENSES AND THE REASONS FOR THE INCREASES IN THESE EXPENSES; AND

      o FOR THE YEAR ENDED DECEMBER 31, 2003 RESEARCH AND DEVELOPMENT EXPENSES INCREASED. WHAT PROJECTS ACCOUNTED FOR THIS INCREASE IN RESEARCH AND DEVELOPMENT EXPENSES?

PLEASE REVIEW YOUR ENTIRE MD&A AND REVISE ACCORDINGLY. WE MAY HAVE FURTHER COMMENTS.

RESPONSE: The Company has revised the MD&A section with a view of providing more analysis of its results of operations.

Overview, page16

41. CURRENTLY, YOUR MD&A OVERVIEW DISCUSSES YOUR HISTORY AND YOUR SOURCE OF EXPENSES. IN A RELEASE CALLED "COMMISSION STATEMENT ABOUT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," THE STAFF STATED THAT "THE DEVELOPMENT OF MD&A DISCLOSURE SHOULD BEGIN WITH MANAGEMENTS IDENTIFICATION AND EVALUATION OF WHAT INFORMATION, INCLUDING THE POTENTIAL EFFECTS OF KNOWN TRENDS, COMMITMENTS, EVENTS, AND UNCERTAINTIES, IS IMPORTANT TO PROVIDING INVESTORS AND OTHERS AN ACCURATE UNDERSTANDING OF THE COMPANY'S CURRENT AND PROSPECTIVE FINANCIAL POSITION AND OPERATING RESULTS." RELEASE NOS. 33-8056; 34-45321; FR-61 (JANUARY 22, 2002). ACCORDINGLY, THE MD&A OVERVIEW SHOULD BE A MORE FOCUSED DISCUSSION THAT HIGHLIGHTS THE KEY POINTS THAT ARE COVERED IN GREATER DETAIL IN THE MD&A SECTION, WITH EMPHASIS ON THE KEY TREND AND ANALYTICAL POINTS. WE MAY HAVE FURTHER COMMENTS ON YOUR REVISIONS.

Jeffrey P. Riedler
October 12, 2004
Page 12

RESPONSE: The Company has expanded the first paragraph of the Overview section to discuss that its most important need is to be able to finance the research and development activities necessary to complete the development of its product candidates. Accordingly, as stated, the Company expects its research and development expenses to be increasing significantly in future periods and the Company does not currently have any means of generating revenue to fund those expensed. See page 18.

Results of Operations

42. PLEASE REVISE YOUR DISCUSSION TO STATE THE REASONS FOR SIGNIFICANT FLUCTUATIONS IN YOUR RESULTS OF OPERATIONS. FOR EXAMPLE, STATE WHY PAYROLL EXPENSES INCREASED BY $300,000. QUANTIFY THE AMOUNT THAT REPRESENTED INCREASED SALARIES VS. ADDITIONAL EMPLOYEES.

RESPONSE: The discussion has been revised to state the reasons for the significant fluctuations. See pages 19-20.

Liquidity and Capital Resources, page 18

43. PLEASE CLARIFY YOUR STATEMENTS REGARDING YOUR CURRENT AND FUTURE FINANCING NEEDS TO YOUR STATEMENTS THROUGHOUT THE PROSPECTUS ARE CONSISTENT. ON PAGE 7 YOU STATE THAT YOU EXPECT TO HAVE SUFFICIENT CASH TO FUND YOUR OPERATIONS FOR AT LEAST THE NEXT 12 MONTHS. ON PAGE 18 YOU STATE THAT YOU WILL NEED ADDITIONAL CAPITAL DURING 2006 TO SUSTAIN YOUR OPERATIONS. DOES THIS MEAN THAT YOU EXPECT YOUR EXISTING RESOURCES TO BE SUFFICIENT UNTIL 2006? THEN ON PAGE 20 YOU STATE THAT YOUR RESOURCES WILL BE SUFFICIENT TO SUSTAIN YOUR PLANNED NEEDS FOR THE NEXT 18 MONTHS.

RESPONSE: The Registration Statement has been revised to consistently state that the Company believes it has sufficient capital to fund its operations through 2005 but that it will likely need additional capital some time in 2006. See pages 8, 21 and 23.

44. IN ADDITION, YOU REFER TO YOUR EXISTING RESOURCES "AND NET PROCEEDS FROM THIS OFFERING" ON PAGE 20. WE NOTE, HOWEVER, THAT YOUR USE OF PROCEEDS DISCLOSURE ON PAGE 50 STATES THAT YOU WILL NOT RECEIVE ANY PROCEEDS FROM THIS OFFERING. IF YOU ARE ACTUALLY REFERRING TO THE PROCEEDS FROM YOUR PRIVATE PLACEMENTS, PLEASE REVISE TO CLARIFY.

RESPONSE: The Registration Statement has been revised to make clear that the Company is referring to its proceeds from its private placements.

Jeffrey P. Riedler
October 12, 2004
Page 13

45. YOUR DISCUSSION FOR EACH LICENSE AGREEMENT INCLUDES REFERENCES TO PAYMENTS THAT YOU WILL MAKE RELATED TO ACHIEVEMENT OF MILESTONES. PLEASE ASSESS WHETHER THESE MILESTONE PAYMENTS MEET THE CRITERIA AS A PURCHASE OBLIGATION AND IF THESE MILESTONE PAYMENTS SHOULD BE SHOWN IN THE CONTRACTUAL OBLIGATIONS TABLE PURSUANT TO ITEM 303(A)(5) OF REGULATION S-K. IT APPEARS THAT EXPECTED FUTURE PAYMENTS UNDER PT-523 AND IPDR LICENSE AGREEMENTS MAY CONSTITUTE "OTHER LONG TERM OBLIGATIONS REFLECTED ON THE REGISTRANT'S BALANCE SHEET UNDER GAAP". INCLUDE EXPLANATORY FOOTNOTES TO THIS TABLE AS NECESSARY TO PROVIDE PERTINENT DATA FOR AN UNDERSTANDING OF THE TIMING AND AMOUNT OF THE YOUR SPECIFIED CONTRACTUAL OBLIGATIONS AS WELL AS THOSE OBLIGATIONS THAT HAVE BEEN EXCLUDED FROM THIS TABLE. IF AS A RESULT OF THAT ASSESSMENT, YOU DO NOT INCLUDE THESE PAYMENTS IN THE TABLE, PLEASE INCLUDE IN THE LIQUIDITY AND CAPITAL RESOURCES SECTION OF THE MD&A, TO THE EXTENT MATERIAL, THE AMOUNT AND TIMING OF EVENT MILESTONE COMMITMENTS AND ARE REASONABLY LIKELY TO BE PAID. PLEASE REFER TO FINANCIAL REPORTING RELEASE 72, SECTION IV.

RESPONSE: The Company has assessed the milestone payment obligations under both license agreements and has determined that such obligations do not meet the criteria as purchase obligations because the remaining milestone events are not, in the Company's view, reasonably likely to occur.

Financings, Page 18

46. WE NOTE YOUR DISCLOSURE RELATING TO THE FEBRUARY 2004 PRIVATE PLACEMENT AND THE JULY 2004 PRIVATE PLACEMENT. WHY ARE THESE OFFERINGS NOT DISCUSSED IN ITEM
26. RECENT SALES OF UNREGISTERED SECURITIES? ADDITIONALLY, PLEASE PROVIDE US WITH AN ANALYSIS OF THE EXEMPTIONS RELIED ON AND AN ANALYSIS EXPLAINING WHY THESE OFFERINGS SHOULD NOT BE INTEGRATED. WE MAY HAVE FURTHER COMMENTS AFTER WE HAVE HAD AN OPPORTUNITY TO REVIEW YOUR RESPONSE.

RESPONSE: The Registration Statement has been revised to include in Item 26 the private placements by Hana Biosciences in February and July 2004. In connection with the February 2004 offering, Hana sold 1,987,746 shares of its common stock at a price of $2.375 per share to approximately 80 investors, all of whom represented that they were "accredited investors" as defined by Regulation D. No general solicitation was involved in connection with this offering. The Company therefore relied on the exemption provided by Section 4(2) and Rule 506.

In the July 2004 offering, Hana sold 2,395,210 shares of Series A preferred stock at a price of $3.34 per share to 15 investors, most of which were institutional. All of the investors represented that they were accredited and Hana did not utilize any general solicitation in connection with the offer and sale of the shares. The Company therefore relied on the exemption provided by
Section 4(2) and Rule 506.

Jeffrey P. Riedler
October 12, 2004
Page 14

Even if considered the same offering and integrated for purposes of Regulation D, the February and July private placements still meet the requirements for the safe harbor under Rule 506 because both offerings were made solely to accredited investors and no general solicitation was involved in either transaction.

License Agreement Obligations, page 19

47. PLEASE REVISE TO DISCLOSE THE EXPIRATION DATE OF EACH LICENSE AGREEMENT.

RESPONSE: The Registration Statement has been revised to disclose the expiration of the license agreements for both PT-523 and IPdR. The explanded disclosures have been made in both the MD&A (under the subheading Liquidity and Capital Resources - License Agreements" on page 21) and Business (under the heading Intellectual Property and License Agreements, on page 36) sections of the document.

48. PLEASE REVISE TO DISCLOSE AGGREGATE PAYMENTS MADE TO DATE UNDER THE IPDR LICENSE.

RESPONSE:  The Registration Statement has been revised accordingly.

49. IT APPEARS THAT YOU HAVE AN IDENTICAL SUMMARY OF YOUR LICENSE AGREEMENTS ON PAGES 41 AND 42. PLEASE CONSIDER ELIMINATING THE DUPLICATIVE SUMMARY. WE NOTE, HOWEVER, THAT YOU ARE REQUIRED TO DISCUSS ANY KNOWN COMMITMENTS OR EVENTS THAT WILL OR ARE REASONABLY LIKELY TO RESULT IN YOUR LIQUIDITY INCREASING OR DECREASING IN ANY MATERIAL WAY IN THE MD&A. SEE ITEM 303(B)(1) OF REGULATION S-B. IF ACHIEVEMENT OF ANY MILESTONE EVENT IS REASONABLY LIKELY, AND AS A RESULT YOU EXPECT TO MAKE A MILESTONE PAYMENT THAT WOULD BE MATERIAL, YOU MUST DESCRIBE THE EVENT AND THE AMOUNT OF THE PAYMENT YOU EXPECT TO MAKE IN THE MD&A.

RESPONSE: The Registration Statement has been revised to delete the duplicative summary of the license agreements. The Company has not included a discussion of a contingency for milestone payments triggered upon achieving a milestone in either license agreement. At this point, the Company believes achievement of any milestone is not reasonably likely to occur. If, in the future, circumstances change so that any particular milestone becomes reasonably likely to be achieved, the Company confirms that it will include a discussion of the payments that would be required as a result thereof.

Plan of Operation, pages 20-21

50. TO THE EXTENT PRACTICABLE, PLEASE REVISE YOUR DISCLOSURE TO QUANTIFY YOUR EXPECTED EXPENDITURES FOR OPERATING EXPENSES AND PRODUCT DEVELOPMENT EXPENSES.

RESPONSE:  The Registration Statement has been revised accordingly.

Jeffrey P. Riedler
October 12, 2004
Page 15

Research and Development Projects, page 21

51. PLEASE REVISE EACH DISCUSSION IN THIS SECTION TO INDICATE HOW MUCH OF THE EXPENSES YOU EXPECT THAT GRANTS FROM THE NATIONAL CANCER INSTITUTE TO COVER. ADDITIONALLY, DISCLOSE THE AMOUNT THAT YOU HAVE RECEIVED TO DATE FOR EACH PROJECT.

RESPONSE: The discussion in this section has been revised to quantify the development expenses expected to be covered from the NCI grant. Also, the discussion now clarifies that the Company does not receive the grant funds. Instead, the funds are disbursed directly to the institution incurring the trial expenses. See page 23.

52. PLEASE REFER TO THE DIVISION OF CORPORATION FINANCE "CURRENT ISSUES AND RULEMAKING PROJECTS QUARTERLY UPDATE" UNDER SECTION VII-INDUSTRY SPECIFIC ISSUES-ACCOUNTING AND DISCLOSURES BY COMPANIES ENGAGED IN RESEARCH AND DEVELOPMENT ACTIVITIES. YOU CAN FIND IT AT THE FOLLOWING WEBSITE ADDRESS:
HTTP://WWW.SEC.GOV//DIVISIONS/CORPFIN/CFCRQ032001.HTM. FOR EACH OF YOUR RESEARCH AND DEVELOPMENT PROJECTS, PLEASE DISCLOSE FOR EACH PROJECT: 1) ANY OBLIGATION TO REPAY FUNDING PROVIDED BY OTHER PARTIES, 2) THE RISKS AND UNCERTAINTIES ASSOCIATED WITH COMPLETING DEVELOPMENT ON SCHEDULE, AND 3) THE PERIOD IN WHICH MATERIAL NET CASH INFLOWS ARE EXPECTED TO COMMENCE.

RESPONSE: The Registration Statement has been revised to address these items for each of our development projects. See pages 23-24.

Critical Accounting Policies

53. PLEASE REVISE CRITICAL ACCOUNTING POLICIES TO DISCUSS ANY SIGNIFICANT ESTIMATES/JUDGMENTS THAT ARE USED IN APPLYING YOUR ACCOUNTING POLICY. FOR EXAMPLE, WE NOTE IN THE FIFTH PARAGRAPH OF "OVERVIEW" ON PAGE 16 THAT SOME OF YOUR STOCK OPTIONS VEST BASED ON MILESTONES. EXPLAIN HOW YOU DETERMINE A VESTING PERIOD AND HOW A DIFFERENT VESTING PERIOD COULD AFFECT YOUR RESULTS OF OPERATIONS.

RESPONSE: In the initial filing, the Company mistakenly indicated that some of its outstanding stock options vested based on milestones. In fact, the Company has no such outstanding options, but rather, the Company has agreements to grant stock options upon the occurrence of milestone events.

Jeffrey P. Riedler
October 12, 2004
Page 16

Our Company, pages 24-42

General

54. MOST OF THE LANGUAGE IN THIS SECTION IS TOO TECHNICAL FOR AVERAGE INVESTORS TO UNDERSTAND, PARTICULARLY LANGUAGE UNDER THE SUBHEADINGS "PT-523" AND "IPDR." PLEASE REVISE THE DISCLOSURE TO SUBSTITUTE THE TECHNICAL LANGUAGE FOR LANGUAGE THAT IS SIMPLE AND CAN BE UNDERSTOOD BY INVESTORS. SET FORTH BELOW ARE A FEW EXAMPLES OF LANGUAGE THAT SHOULD BE SIMPLIFIED. YOU SHOULD CONSIDER THESE AS ILLUSTRATIVE AND NOT EXHAUSTIVE OF THE LANGUAGE THAT SHOULD BE SIMPLIFIED. PLEASE CLARIFY THE FOLLOWING STATEMENTS AND PHRASES:

      o "PT-523 IS A NOVEL WATER-SOLUBLE, NONPOLYGLUTAMATABLE ANALOGUE OF METHOTREXATE, OR `MTX.'"

      o "PT-523 ALSO UTILIZES THE MEMBRANE-BOUND TRANSPORTER RFC (REDUCED FOLIATE CARRIER) TEN TIMES MORE EFFICIENTLY THAN MTX."

      o "THESE FEATURES IMPART AD ADDED LIPOPHILIC CHARACTER WHICH IMPROVES UPTAKE AS WELL AS TIGHTER BINDING TO DHFR."

      o IN ADDITION, PHARMACOLOGY STUDIES HAVE DEMONSTRATED THAT PT-523 INHIBITS DE NOVO PYRIMIDINE AND PURINE SYNTHESIS MORE POTENTLY THAN EITHER METHOTREXATE OR TRIMETREXATE. PT-523 PRODUCES CYTOTOXICITY VIA INHIBITION OF DIHYDROFOLATE REDUCTASE (DHFR), BINDING TO DHFR MUCH MORE TIGHTLY THAN CLASSICAL ANTIFOLATES SUCH AS METHOTREXATE."

      o     "IPDR IS CONVERTED TO IUDR BY ALDEHYDE OXIDASE IN THE LIVER."

      o "DNA INCORPORATION IS A PREREQUISITE FOR RADIOSENSITIZATION OF HUMAN TUMORS BY THE HALOGENATED DTHD ANALOGUES, AND THE EXTENT OF RADIOSENSITIZATION CORRELATES DIRECTLY WITH THE PERCENTAGE DTHD REPLACEMENT IN DNA."

RESPONSE: The Company has made significant revisions to the business section in an attempt to eliminate overly-scientific language.

55. IN ADDITION, PLEASE REDUCE YOUR OVER-RELIANCE OF ACRONYMS IN THE PROSPECTUS. WE NOTE YOUR USE OF THE FOLLOWING ACRONYMS IN THIS SECTION: MTX, NCI, DHFR, PABA, FPGS, RFC, IRB, DFCI, TNF AND NO.

RESPONSE: The Registration Statement has been revised throughout to reduce the reliance on acronyms, as suggested.

56. YOU HAVE INCLUDED MANY CHARTS, DIAGRAMS AND TABLES WITHOUT AN ADEQUATE DESCRIPTION OF WHAT THESE GRAPHICS ARE INTENDED TO DEPICT. PLEASE REVISE TO FULLY EXPLAIN EACH GRAPHIC YOU HAVE INCLUDED IN YOUR FILING.

Jeffrey P. Riedler
October 12, 2004
Page 17

RESPONSE: After further analysis, because of their highly scientific nature, the Company does not believe the charts were useful to investors. Accordingly, the charts have been deleted from the business section.

57. ADDITIONALLY, MOST OF THE GRAPHS, CHARTS AND TABLES INCLUDE LANGUAGE THAT IS TECHNICAL AND IS NOT UNDERSTANDABLE FOR THE AVERAGE INVESTOR. FOR EXAMPLE:

      o     IN THE TABLE AT THE BOTTOM OF PAGE 28, "FOLD MTX RESISTANCE;"
      o     IN THE TABLE ON PAGE 30, "EDX" AND "TMX;" AND
      o     IN THE TABLE ON PAGE 31 "TOX,""PK" AND "CMC PACKAGE."

PLEASE REVISE ACCORDINGLY.

RESPONSE: As indicated above, the Company has removed the charts and has significantly revised the business section in an effort to simplify the discussion.

58. PLEASE NOTE THAT ITEM 101(C)(3) OF REGULATION S-B ENCOURAGES YOU TO PROVIDE YOUR INTERNET ADDRESS IF AVAILABLE.

RESPONSE: The Company has included its Internet address in accordance with Item 101(c)(3).

59. IN THE SUBSECTIONS TITLED "CANCER-OVERVIEW" AND "CANCER-GLOBAL CANCER MARKET OVERVIEW" YOU CITE TO VARIOUS STATISTICS RELATED TO THE OCCURRENCE OF CANCER AND AMOUNTS SPENT TREATING CANCER. PLEASE REVISE TO IDENTIFY THE SOURCES OF THESE STATISTICS AND PROVIDE US WITH MARKET COPIES OF DOCUMENTS CONTAINING THESE STATISTICS.

RESPONSE: The Company has revised the disclosures to identify the sources of the statistics discussed. See pages 26-27.

60. IN EACH INSTANCE WHERE YOU DISCUSS THE FINDINGS OR CONCLUSIONS OF YOUR PRECLINICAL STUDIES, PLEASE REVISE TO CLEARLY STATE THAT YOUR CLINICAL TRIALS MIGHT FAIL TO SUPPORT YOUR EARLIER CONCLUSIONS.

RESPONSE: The Company has revised the Registration Statement accordingly. See pages 29 and 31.

PT-523 Competition, pages 31-32

61. PLEASE DISCLOSE ADDITIONAL INFORMATION ABOUT THE SPECIFIC PRODUCTS THAT WILL COMPETE WITH YOUR PRODUCTS. DESCRIBE THE PRODUCTS IN GREATER DETAIL, THEIR RESPECTIVE LEVEL OF SALES AND THE ADVANTAGES AND DISADVANTAGES OF EACH PRODUCT RELATIVE TO OUR PRODUCTS. PLEASE DESCRIBE HOW COMPETING PRODUCTS COMPARE BASED ON THE CRITERIA THAT DEFINE MARKET ACCEPTANCE IN THE INDUSTRY. WE MAY HAVE COMMENTS ON YOUR REVISIONS.

Jeffrey P. Riedler
October 12, 2004
Page 18

RESPONSE:  The Company has expanded the competition discussion accordingly.

IPdR, page 32

62. PLEASE RENAME YOUR REFERENCE TO PHASE I/II CLINICAL TRIALS AS PHASE I CLINICAL TRIALS. ALTHOUGH THESE TRIALS MAY HAVE OBTAINED SOME INITIAL INFORMATION THAT SUGGESTS EFFICACY, THE PURPOSE OF THE TRIALS WAS NOT DESIGNED TO TEST EFFICACY. IN ADDITION, THE FDA DOES NOT RECOGNIZE A PHASE I/II DESIGNATION OF CLINICAL TRIALS.

63. ADDITIONALLY, DISCLOSE WHO PERFORMED THESE CLINICAL TRIALS.

RESPONSE TO COMMENTS 62 AND 63: As a result of the Company's simplification of the discussion relating to IPdR, the references to the Phase I/II trials relating to halogenated dThd analogues has been deleted.

IPdR Competition, pages 37-38

64. PLEASE DISCLOSE ADDITIONAL INFORMATION ABOUT THE SPECIFIC PRODUCTS THAT WILL COMPETE WITH YOUR PRODUCTS. DESCRIBE THE ADVANTAGES AND DISADVANTAGES OF EACH PRODUCT RELATIVE TO YOUR PRODUCTS. PLEASE DESCRIBE HOW COMPETING PRODUCTS COMPARE BASED ON THE CRITERIA THAT DEFINE MARKET ACCEPTANCE IN THE INDUSTRY. WE MAY HAVE COMMENTS ON YOUR REVISIONS.

RESPONSE: The Company has expanded the discussion of competitive products as requested.

Government Regulation, pages 38-41

65. PLEASE REVISE YOUR STATEMENT ON PAGE 39 THAT "CLINICAL TRIALS...MAY...BE COMBINED." THE FDA DOES NOT RECOGNIZE COMBINED PHASE I/II OR PHASE II/III DESIGNATIONS OF CLINICAL TRIALS.

RESPONSE: References to the term "Phase I/II" or "Phase II/III" have been removed from the document.

66. WE REFER TO THE FOLLOWING STATEMENTS YOU MAKE ON PAGE 40 REGARDING TRISENOX. THESE STATEMENTS ARE CONFUSING AS YOU DO NOT HAVE A PRODUCT CANDIDATE NAMED "TRISENOX." PLEASE REVISE APPROPRIATELY.

Jeffrey P. Riedler
October 12, 2004
Page 19

RESPONSE:  The Registration Statement has been revised accordingly.

Management, pages 43-48

67. PLEASE CONFIRM TO US THAT YOU HAVE NO TRANSACTIONS THAT ARE REQUIRED TO BE DISCLOSED PURSUANT TO ITEM 404 OF REGULATION S-B, "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS."

RESPONSE: The Company has revised the Management section to include under the heading "Certain Relationships and Related Party Transactions" a discussion of the commissions and agent warrants issued to Paramount BioCapital, Inc. in connection with a February 2004 private placement. Dr. Michael Weiser, a director of the Company, is an employee of Paramount. The Company has also disclosed that Isaac Kier, and his affiliates, have participated in Hana Biosciences February 2004 and July 2004 private placements.

68. PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 201(D) OF REGULATION S-B OR EXPLAIN TO US WHY YOU BELIEVE IT IS NOT REQUIRED.

RESPONSE: The Registration Statement has been amended to include the tabular disclosure required by Item 201(d) of Regulation S-B. See page 45.

Principal Shareholders, pages 51-53

69. FOR EACH SHAREHOLDER THAT IS NEITHER A NATURAL PERSON NOR A PUBLICLY REGISTERED COMPANY, REVISE TO DISCLOSE THE NATURAL PERSON(S) WHO HOLD VOTING AND DISPOSITIVE RIGHTS.

RESPONSE:  The table has been revised accordingly.  See page 47.

Selling Shareholders, page 49

70. PLEASE TELL US WHETHER ANY SELLING SHAREHOLDER IS A BROKER-DEALER OR AN AFFILIATE OF A BROKER-DEALER. WE MAY HAVE FURTHER COMMENTS.

RESPONSE: To the Company's knowledge, the only selling stockholder that is a broker-dealer or an affiliate of a broker is R&R Biotech, LLC, which the Company understands is wholly-owned by Rodman & Renshaw, Inc., a licensed broker-dealer. The Plan of Distribution has been revised to make clear that R&R is deemed an underwriter with respect to the shares offered by it under the prospectus.

71. THE SUM OF THE SUBTOTALS FOR THE COLUMN TITLED "NUMBER OF SHARES OFFERED BY SELLING STOCKHOLDER ISSUABLE UPON CONVERSION OF PREFERRED STOCK" IS 74,164,417. PLEASE RECALCULATE THESE SUBTOTALS AND ENSURE THAT THE TOTAL FOR THIS COLUMN AND THE COLUMN TITLED "NUMBER OF SHARES OFFERED BY SELLING STOCKHOLDER" AGREE TO THE NUMBER OF SHARES BEING REGISTERED.

Jeffrey P. Riedler
October 12, 2004
Page 20

RESPONSE: The Registration Statement has been revised to reflect correct subtotals in the selling stockholder table (as adjusted for the 1-for-12 combination).

72. FOR EACH SELLING SHAREHOLDER THAT IS NEITHER A NATURAL PERSON NOR A PUBLICLY REGISTERED COMPANY, REVISE THE DISCLOSE THE NATURAL PERSON(S) THAT HAVE NOTING AND DISPOSITIVE RIGHTS.

RESPONSE: To the extent of the Company's current knowledge, the Registration Statement has been revised to include the natural persons who hold voting and dispositive power over the shares held by non-natural persons. The Company is continuing to contact the remaining non-natural person selling stockholders to obtain such information. The Company confirms that it will provide such information for each such selling stockholder by future amendment.

Plan of Distribution, pages 54-55

73.      WE NOTE THE FOLLOWING STATEMENTS ON PAGE 54:

      o THAT SELLING SHAREHOLDERS "INCLUDES DONEES, PLEDGES, TRANSFEREES OR OTHER SUCCESSORS-IN-INTEREST SELLING SHARES OF COMMON STOCK OR INTERESTS IN SHARES OF COMMON STOCK...UNDER THIS PROSPECTUS, OR UNDER AN AMENDMENT TO THIS PROSPECTUS UNDER RULE 424(B)(3)..."

      o "THE SELLING SHAREHOLDERS MAY...PLEDGE OR GRANTS A SECURITY INTEREST...THE PLEDGES OR SECURED PARTIES MAY OFFER AND SELL THE SHARES OF COMMON STOCK...UNDER THIS PROSPECTUS, OR UNDER AN AMENDMENT TO THIS PROSPECTUS UNDER RULE 424(B)(3)..."

      o "THE SELLING SHAREHOLDERS ALSO MAY TRANSFER THE SHARES OF COMMON STOCK IN OTHER CIRCUMSTANCES, IN WHICH CASE THE TRANSFEREES, PLEDGES OR OTHER SUCCESSORS IN INTEREST WILL BE THE SELLING BENEFICIAL OWNERS FOR PURPOSES OF THIS PROSPECTUS."

PLEASE NOTE THAT YOU MAY ONLY SUBSTITUTE NEW NAMES FOR THE NAMES OF SELLING STOCKHOLDERS IDENTIFIED IN AN EFFECTIVE REGISTRATION STATEMENT BY FILING A RULE 424(B) PROSPECTUS IF THE CHANGE IS NOT MATERIAL, THE NUMBER OF SECURITIES OR DOLLAR AMOUNT REGISTERED DOES NOT CHANGE, AND THE NEW OWNERS' SECURITIES CAN BE TRACED TO THOSE COVERED BY THE ORIGINAL REGISTRATION STATEMENT. A CHANGE THAT DOES NOT MEET THESE REQUIREMENTS MUST BE MADE BY A POST-EFFECTIVE AMENDMENT. PLEASE CONFIRM TO US THAT YOU WILL COMPLY WITH THESE REQUIREMENTS AND REVISE YOUR DISCLOSURE ACCORDINGLY.

Jeffrey P. Riedler
October 12, 2004
Page 21

RESPONSE: The Company hereby confirms that it will comply with such requirements and has amended the Plan of Distribution accordingly.

74. WE NOTE YOUR STATEMENT ON PAGE 55 THAT "THE SELLING SHAREHOLDERS AND ANY BROKER-DEALERS THAT ACT IN CONNECTION WITH THE SALE OF SECURITIES MIGHT BE DEEMED TO BE "UNDERWRITERS" WITHIN THE MEANING OF SECTION 2(11) OF THE SECURITIES ACT..." PLEASE NOTE THAT ANY SUCH BROKER-DEALERS WILL BE DEEMED UNDERWRITERS IN CONNECTION WITH SUCH SALES. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

RESPONSE: The Plan of Distribution has been revised to state that R&R Biotech, as an affiliate of a broker-dealer, is deemed to be an underwriter with respect to the sale of its shares under the prospectus. See page 51.

Financial Statements Six Months Ended June 30, 2004

Note 5.  Stock-Based Compensation

75. WE NOTE THAT AS DESCRIBED IN NOTE 4, A SIGNIFICANT NUMBER OF STOCK OPTION AND STOCK WARRANT TRANSACTIONS OCCURRED DURING THE SIX MONTHS ENDED JUNE 30, 2004. PLEASE PROVIDE UPDATED TABULAR DISCLOSURE AS PROVIDED IN NOTE 6 TO THE ANNUAL FINANCIAL STATEMENTS IN THE INTERIM FINANCIAL STATEMENTS. ALSO, DESCRIBE THE NATURE OF MILESTONE EVENTS THAT WILL TRIGGER STOCK OPTION VESTING.

RESPONSE: The footnote has been revised to include tabular disclosure of the option/warrant transactions during the six months ended June 30, 2004. The Company does not have any outstanding options that vest upon the achievement of milestones, but rather, it has obligations to issue options upon the achievement of milestones. The disclosures have been revised to clarify. See page F-7.

76. BASED ON THE DIFFERENCE BETWEEN THE EXERCISE PRICE AND THE FAIR VALUE OF RECENTLY ISSUED COMMON STOCK AT $2.375 PER SHARE IN FEBRUARY 2004, IT APPEARS THAT THE STOCK COMPENSATION RECORDED IS LOW. PLEASE PROVIDE US A CALCULATION OF HOW YOU DERIVED YOUR STOCK COMPENSATION AMOUNT. IN THIS RESPECT, TELL US WHY YOU BELIEVE A VOLATILITY RATE OF 0% IS APPROPRIATE.

RESPONSE: The Company feels that using a 0% volatility is appropriate because the options being issued were those of a nonpublic company. Statement of Financial Accounting Principles No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," provides, as follows:

Jeffrey P. Riedler
October 12, 2004
Page 22

"Nonpublic entities are permitted to exclude the volatility factor in estimating the value of their stock options, which results in measurement at minimum value. The fair value of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the life of the option, dividends on the stock, or the risk-free interest rate."

The following is a table recalculating stock based compensation to employees at June 30, 2004 and illustrates the $95,000 disclosed for General and Administrative Expenses as well as the $22,000 disclosed for Research and Development.


-----------------------------------------------------------------------------------------------------------------------
       A               B               C          D = A X (C - B)        E               F            G = (F/E) X D
-----------------------------------------------------------------------------------------------------------------------
                                                                       TOTAL
   NUMBER OF                                                          VESTING      MONTHS VESTED
    OPTIONS     EXERCISE PRICE    MARKET VALUE    INTRINSIC VALUE     (MONTHS)    AT JUNE 30, 2004    TOTAL EXPENSE
-----------------------------------------------------------------------------------------------------------------------
General and Administrative

     350,000       $   0.24       $   1.18       $   329,000.00          36              6          $     54,833.33

      20,000       $   0.24       $   1.18       $    18,800.00          24              6          $      4,700.00

     100,000       $   0.47       $   1.18       $    70,100.00          24             5.5         $     16,064.58

     130,884       $   0.24       $   1.43       $   156,406.38          36             4.5         $     19,550.80
                                                                                                   --------------------
                                                                                      TOTAL EXPENSE $     95,148.71
                                                                                                   --------------------

Research and Development
     100,000         $ 0.47        $  1.18      $     70,100.00          24             5.0         $     14,604.17

      40,000        $  0.47         $ 1.43      $     38,240.00          24             4.5         $      7,170.00

                                                                                                   --------------------
                                                                                      TOTAL EXPENSE $     21,774.17
                                                                                                   --------------------

Jeffrey P. Riedler
October 12, 2004
Page 23

Note 8. Subsequent Events

77. CLARIFY IN THE FILING IF THERE WAS ANY BENEFICIAL CONVERSION FEATURE REGARDING THE ISSUANCE OF CONVERTIBLE PREFERRED SHARES. REFER TO EITF 98-5 AND 00-27. PROVIDE US WITH AN ANALYSIS OF YOUR CONCLUSION. ALSO, PLEASE CLARIFY IN THE FILING THE CONVERTIBLE PREFERRED STOCK, INCLUDING THE CONVERSION RATE.

RESPONSE: Both the convertible preferred stock A and B did not have a non-detachable conversion feature that was in-the-money at the commitment date. Accordingly, there would not be any beneficial conversion features. The series A and B preferred stock is only convertible upon the Company effecting a 1-for-12 combination of the common stock or completion of a merger with a wholly-owned subsidiary in which the common shares were exchanged on a 1-for-12 basis.

Financial Statements Year Ended December 31, 2003

Note 2.  Significant Accounting Policies

78. PLEASE DISCLOSE YOUR ACCOUNTING POLICY FOR LICENSE FEES AND MILESTONE PAYMENTS.

RESPONSE: The Company's accounting policy for license fees is to expense the amount in its entirety at the time of payment. Milestone payments are expensed and paid at the time the milestone has been reached. The Company has included an accounting policy in Note 2 for its treatment of license fees and milestone payments. See page F-17.

Pro Forma Condensed Combined Balance Sheet, page F-21

79. PLEASE DESCRIBE SUPPLEMENTALLY YOUR BASIS FOR YOUR ACCOUNTING TREATMENT FOR THE REVERSE MERGER WITH HANA BIOSCIENCES, INCLUDING THE DETERMINATION OF ACQUISITION COST AND YOUR TREATMENT AS A RECAPITALIZATION. CLARIFY THAT NO ASSETS WERE ACQUIRED IN THE MERGER. TELL US HOW YOU VALUED THE STOCK ISSUED IN THE TRANSACTION AND THE BASIS FOR THAT VALUATION.

RESPONSE: At the date of the merger, Email Real Estate was a non-operating shell corporation that no longer met the definition of a business. There were no acquisition costs associated with the merger. In addition, Email Real Estate had no assets at the date of the merger. The stock of Email Real Estate was not valued at market value at the date of the merger because the transaction was treated as a recapitalization of Hana Biosciences, not a purchase by Email Real Estate.

80. PLEASE EXPLAIN THE BASIS FOR YOUR DECISION TO EXCLUDE PRO FORMA CONDENSED COMBINED INCOME STATEMENTS THROUGH JUNE 30, 2004, SHOWING ALL PRO FORMA ADJUSTMENTS AND PRO FORMA EARNINGS PER SHARE AS IF THE REVERSE MERGER HAD OCCURRED ON JANUARY 1, 2003.

Jeffrey P. Riedler
October 12, 2004
Page 24

RESPONSE: The income statement for Email Real Estate for the first quarter of 2004 reflected a $3,000 net loss consisting solely of $3,000 of administrative expenses. Accordingly, the pro forma income statements would not be materially different from the income statements of Hana Biosciences presented within the document.

81. PLEASE EXPLAIN THE BASIS FOR YOUR DECISION TO EXCLUDE THE 1-FOR 12 REVERSE STOCK SPLIT, THE PREFERRED STOCK CONVERSION AND THE PRIVATE PLACEMENT OF 2,395,210 SHARES FROM THE PRO FORMA PRESENTATION. IF THE REVERSE SPLIT WILL OCCUR PRIOR TO EFFECTIVENESS, PLEASE REVISE THE HISTORICAL FINANCIAL STATEMENTS PRIOR TO EFFECTIVENESS.

RESPONSE: The pro forma presentation has been revised to reflect the 1-for-12 reverse stock split, which was effected as of September 30, 2004 in connection with the Company's reincorporation.

Item 26.  Recent Sales of Unregistered Securities.

82. PLEASE PROVIDE US ADDITIONAL INFORMATION REGARDING YOUR ANALYSIS THAT THE SHARES ISSUED IN CONNECTION WITH THE MERGER WERE ISSUED PURSUANT TO A VALID 4(2) EXEMPTION. WE MAY HAVE FURTHER COMMENTS.

RESPONSE: The Company received the identical comment by letter dated August 31, 2004 from Karen J. Garnett of the Staff and responded to such comment by letter dated September 1, 2004. Copies of such correspondence are enclosed herewith. Following receipt of its letter, the Staff informed the Company that it had no further comments.

Item 27.  Exhibits.

83 PLEASE NOTE THAT YOUR EXHIBIT INDEX ON PAGE II-7 IS NOT COMPLETE. PLEASE REVISE AS APPROPRIATE.

RESPONSE:  The Registration Statement has been revised accordingly.

84. PLEASE PROVIDE THE LEGAL OPINION REQUIRED BY ITEM 601(B)(5) OF REGULATIONS S-B. WE MAY HAVE FURTHER COMMENTS.

RESPONSE: An opinion of counsel has been included as required by Item 601(b)(5).

                                     * * * *

Jeffrey P. Riedler
October 12, 2004
Page 25

         Please do not hesitate to contact me or John P. Iparraguirre, the Company's Chief Financial Officer, at (650) 588-6377, with any questions concerning the Registration Statement or the responses included in this letter.

                                Very truly yours,

                                /s/ Christopher J. Melsha

                                Christopher J. Melsha


Enclosures (omitted in Edgar transmission)
354532
#20041102

cc:      John P. Iparraguirre
         James Ledwith